ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 24, 2020	Nathan D. Somogie T +1 617 951 7326 nathan.somogie@ropesgray.com

VIA EDGAR

Mr. DeCarlo S. McLaren, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Primark Private Equity Fund (the “Fund”)

(File Nos. 333-239577 and 811-23583)

Dear Mr. McLaren:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by letter dated July 30, 2020 relating to the initial registration statement of the Fund on Form N-2 (the “Registration Statement”), filed with the Commission on June 30, 2020 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Staff’s comments are restated below and each is followed by the Fund’s response. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

General Comments

1.

Comment: We note that significant portions of the registration statement are missing information or contain bracketed disclosure. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Fund acknowledges the Staff’s comment and notes that the Fund intends to include all required information and exhibits to the Registration Statement in one or more pre-effective amendments filed prior to effectiveness.

2.

Comment: Please confirm whether a party other than the Fund’s sponsor or one of its affiliates is providing the Fund’s initial (seed) capital. If yes, please supplementally identify the party providing the seed capital and describe its relationship with the Fund.

Response: The principals of Primark Advisors LLC (the “Adviser”), Michael Bell, Adam Goldman and Mark Sunderhuse, have provided the seed capital for the Fund.

3.

Comment: The disclosure includes several references to “redemptions.” As the Fund is a closed-end interval fund, please revise these references, as applicable, from “redemptions” to “repurchase requests.” See Rule 23c-3(d) under the ICA.

Response: The requested changes have been made.

4.

Comment: Please ensure that any discussions in the registration statement about the Fund engaging in multiple share class offerings, e.g., Class II and Class III Shares, explain the Fund may not do so until it receives an order from the SEC and there can be no assurances the SEC will grant such relief to the Fund.

Response: The requested changes have been made.

Facing Sheet

5.

Comment: With respect to the calculation of the registration fee, please include columns representing estimates for the “Proposed Amount Being Registered” and the “Proposed Maximum Offering Price Per Share,” or confirm fee is calculated pursuant to Rule 457(o) under the Securities Act of 1933. See Form N-2, instructions on calculation of registration fee.

Response: The Fund confirms that the registration fee is calculated pursuant to Rule 457(o) under the Securities Act.

6.

Comment: With respect to Footnote (1) to the calculation of the registration fee, please revise the first sentence to indicate that “[t]he Registrant ‘has filed’ an application for exemptive relief . . . .”

Response: The requested change has been made.

7.	Comment: With respect to the third sentence of Footnote (1) to the calculation of the registration fee, please revise to indicate the offering currently includes Class I shares only.

Response: The requested change has been made.

Cover Page

Minimum Investment, p. 3

8.	Comment: With respect to Footnote (1), please explain how the minimum investment for Class I shares is $25,000,000 but the Fund is only registering up to $1,000,000 of Class I shares.

Response: The Fund intends to register $500,000,000 of Shares and has revised the disclosure accordingly.

9.	Comment: Footnote (1) states, “the minimum investment by an investor ... may be reduced for certain investors.” Please identify the “certain” investors.

Response: The Fund has revised the Registration Statement to identify the classes of investors who may be eligible for a reduction of the minimum investment and has inserted a cross reference to the new disclosure in Footnote (1).

Fund Name, p. 3

10.

Comment: The “Primark Private Equity Fund” has the term “Private Equity Fund” in its name. In our view, the use of this term by the Fund is misleading because the term “private equity fund” connotes a specific type of unregistered investment fund, which a registered fund is not. Please remove the term “private equity fund” from the Fund’s name. Alternatively, submit to the staff for our consideration a proposed revised name in which the term “private equity fund” remains, but is expanded to include an additional term of the Fund’s choice in a way that is not misleading. If the Fund selects this alternative, it must comply with rule 35d-1 under the ICA and invest 80% of its net assets, plus borrowings for investment purposes, in private equity investments. Please note that rule 35d-1 is an assets-based test. Therefore, funds are not permitted to count unfunded commitments to invest in a private equity fund towards the 80% policy.

Response: The Fund respectfully disagrees with the Staff’s view that the use of the term “private equity” in the Fund’s name is misleading. The term “private equity” is commonly understood to refer to a type of investment strategy that is effectuated through the use of various types of investments across many different industries. Investment decisions based on a “private equity” strategy may cause a fund to have exposure to many types of investments, including investment funds, direct equity investments in operating companies and other types of investments. The Fund respectfully submits that the term “private equity” refers to the Fund’s investment strategy, rather than to a specific type of investment.

The Fund notes that Rule 35d-1 under the 1940 Act does not apply to terms that suggest an investment objective or strategy. See Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (hereinafter FAQ), at Question 9, available at www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm. For this reason, the Fund respectfully submits that the use of the term “private equity” in the Fund’s name does not require the Fund to establish a policy of investing at least 80% of its assets in “private equity,” nor does it dictate the language used to describe any such policy that the Fund might otherwise choose to adopt.

Notwithstanding all of the foregoing, in response to the Staff’s comment, the Fund intends to change its name to “Primark Private Equity Investments Fund.” In addition, the Fund intends to state a policy under Rule 35d-1 to invest, under normal market conditions, at least 80% of its net assets, plus any borrowing for investment purposes, in private equity investments, including: (i) investments in the equity of private operating companies (“Portfolio Companies”); (ii) primary and secondary investments in private equity funds (“Portfolio Funds”) managed by third-party managers (“Portfolio Fund Managers”); and (iii) investments in publicly listed companies that pursue the business of private equity investing, including listed private equity companies, listed funds of funds, business development companies (“BDC”), special purpose acquisition companies (“SPAC”), alternative asset managers, holding companies, investment trusts, closed-end funds, financial institutions and other vehicles whose primary purpose is to invest in, lend capital to or provide services to privately held companies (together with Portfolio Companies and Portfolio Funds, “Private Equity Investments”).

The Fund acknowledges that Rule 35d-1 is an assets-based test and confirms that unfunded commitments to invest in private equity funds will not be counted toward the Fund’s policy under Rule 35d-1.

Investment Objective, p. 3

11.

Comment: The registration statement states that the Fund will be registered as a non-diversified, closed-end management company; however, the disclosure in the principal investment strategies section emphasizes diversification of the portfolio investments across private equity investment types, etc. Please reconcile the disclosure and the Fund’s choice to be classified as non-diversified.

Response: The Fund has removed references to the Fund being “diversified” and/or having “diversified” investments.

12.	Comment: Please define “vintage years” here, and remove the definition from the other sections in the registration statement, e.g., “Summary” and “Investment Policies.”

Response: The requested change has been made.

Periodic Repurchase Offers, p. 3

13.

Comment: We note on page 4 the Fund discloses it will make quarterly repurchase offers. Please consider on page 3 changing “periodic” repurchases to “quarterly” repurchases. Please also specify the intervals between deadlines for repurchase requests, pricing and repayment and, if applicable, the anticipated timing of the registrant’s initial repurchase offer. This response should also include a cross-reference to those sections of the prospectus that discuss the registrant’s repurchase policies and the risks attendant thereto. See Guidelines for Form N-2, Guide 10.

Response: The requested changes have been made.

Additional Information, p. 4

14.

Comment: We note on page 30 in the “Leverage” section of “Investment-Related Risks”, the Fund discloses that the “cumulative effect of the use of leverage by the Fund . . . could result in substantial losses....” Under the statement on page 4 that reads: “[s]hares are speculative and illiquid securities involving substantial risk of loss,” please consider including a bullet point regarding “leverage” and include a cross reference to the “Leverage” section later in the prospectus (see Form N-2, Item 1).

Response: The requested changes have been made.

15.

Comment: With respect to the fourth sentence of the second paragraph that begins, “[t]his Prospectus provides important information,” please add that shareholder inquiries can be made by calling the Fund’s toll-free number. See Form N-2, Item 1.

Response: The requested change has been made.

16.

Comment: With respect to the second paragraph, state where the Registrant makes available its SAI and annual and semi-annual reports, free of charge, whether its on or through the Registrant’s Web site, and the specified Internet address. If not, disclose the reasons why it does not do so. See Form N-2, Item 1.

Response: The requested change has been made.

17.

Comment: With respect to the last sentence of the second paragraph, revise explaining that information about the Fund, including the SAI and other material incorporated by reference into the Fund’s registration can be viewed on the SEC’s Internet site at www.sec.gov. See Form N-2, Item 1.

Response: The requested change has been made.

Frequently Asked Questions, pp 7-8

18.

Comment: As Items 1, 2, 3, and 4 of Form N-2 must appear in order in the Prospectus and may not be preceded or separated by any other information, please delete this Frequently Asked Questions section and relocate the information appearing thereunder to appropriate sections of the Prospectus. See Instruction 1 to General Instructions for Parts A and B of Form N-2. In relocating this information, expand and/or revise, the attendant disclosure to address the matters we note in the following questions:

Response: The Fund believes that all material information appearing in the “Frequently Asked Questions” section of the Prospectus is adequately addressed in other portions of the Registration Statement. Accordingly, the referenced disclosure has been deleted.

1.	What is Primark Private Equity Fund?

19.	Comment: Please indicate what makes the Fund a “unique” opportunity or delete the term.

Response: The referenced disclosure has been deleted.

20.

Comment: With respect to the last sentence, please either delete “solution that solves many of the obstacles that prevent investors from accessing private equity” or revise to explain how the Fund provides a simplified, comprehensive approach to the stated obstacles.

Response: The referenced disclosure has been deleted.

2.	Who is Primark and what is its role?

21.	Comment: With respect to the third sentence, please explain what makes the investment team’s track record “attractive” or delete the reference to an “attractive track record.”

Response: The referenced disclosure has been deleted.

3.	What is the Fund’s investment strategy?

22.

Comment: As the Fund is classified as non-diversified, please remove references to the Fund being “diversified” and/or having “diversified” investment strategies because such language may potentially mislead and/or confuse investors about the nature of the Fund. See Section 5(b)(2) of the ICA that defines a non-diversified company as any management company other than a diversified company.

Response: The referenced disclosure has been deleted. Please see the Fund’s response to Comment 11 above regarding other references to “diversified” and “diversification” in the Registration Statement.

23.	Comment: With respect to the second sentence, consider replacing private equity “vehicles” with private equity “funds” for consistency with other references to the fund’s investments.

Response: The referenced disclosure has been deleted.

4.	What are some of the benefits of the Fund?

24.	Comment: With respect to “access”, the registration statement notes that the Fund seeks to provide “greater” access. Please disclose what the access is greater than.

Response: The referenced disclosure has been deleted.

6.	How do I redeem shares?

25.	Comment: On the cover page, the disclosure notes that Shareholders of the Fund will not have the right to redeem. Please consider adding similar disclosure here.

Response: The referenced disclosure has been deleted.

9.	Does the Fund charge any incentive or performance fees?

26.	Comment: Please disclose how the performance fees may impact the fund and the responsible party for the cost of the fees.

Response: The referenced disclosure has been deleted.

10.	Is there a limit to the Fund’s expenses?

27.	Comment: Please clarify that the second paragraph discussing recoup amounts waived or incurred is true with respect to the Expense Cap in effect at the time of recoupment and currently.

Response: The referenced disclosure has been deleted.

Summary

The Fund, p. 9

28.	Comment: Please delete the “expects to receive” language.

Response: The referenced disclosure has been deleted.

Investment objectives and strategies, pp. 9-10

29.

Comment: With respect “publicly traded private equity vehicles,” for clarity, please revise disclosure on the cover page and in the Frequently Asked Questions to use consistent language (i.e., the earlier disclosure says “investment” vs. “vehicles”). It’s not clear from the earlier disclosure that these investments include pooled investment vehicles.

Response: The requested change has been made.

30.	Staff Comment: Please supplementally explain whether the Fund will invest in other closed-end funds that are not BDCs.

Response: The Fund may invest in other closed-end funds that are not BDCs, including closed-end funds that pursue the business of private equity investing.

31.	Comment: For clarity, consider changing “commingled” to “pooled.”

Response: The requested change has been made.

32.	Comment: Given the fund discloses that it is illiquid, please disclose why the advisor manages the fund with a “view towards . . . liquidity”?

Response: The requested change has been made. Although Shares of the Fund are an illiquid investment from the perspective of Shareholders, the Fund intends to hold liquid assets to the extent necessary for purposes of liquidity management and compliance with Rule 23c-3 under the 1940 Act.

33.	Comment: Please explain what is meant by “high investment level” in the fourth paragraph.

Response: The referenced disclosure has been deleted.

34.

Comment: Delete language that the Fund “intends” to limit its investments. Please clarify that the Fund’s total investments in private funds “will not” exceed 15% of its total net asset value at the time of purchase of a portfolio investment.

Response: The Fund notes that Dalia Blass, the Director of the Division of Investment Management, has recently stated publicly that the Staff is currently reexamining its historical position of requiring closed-end funds with more than 15% of their assets in private funds to limit their investors to accredited investors. See Dalia Blass, Director, Division of Investment Management. U.S. Securities and Exchange Commission, Speech: PLI Investment Management Institute (July 28, 2020) (https://www.sec.gov/news/speech/blass-speech-pli-investment-management-institute). Given the foregoing reexamination, please consider permitting the Fund to invest an unlimited amount of its assets in Private Investment Companies without limiting its investors to accredited investors.

If the Staff is unwilling at this time to reconsider its position, the Fund is willing to revise the referenced disclosure in relevant part as follows:

“The Fund ~~intends to~~ will limit its investments in Portfolio Funds that are excluded from the definition of “investment company” under the 1940 Act solely by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (“Private Investment Companies”) to no more than 15% of the Fund’s net assets at the time of investment in order to permit investors who may not qualify as “accredited investors” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act to invest in the Fund.”

35.	Comment: Please add, “to invest in the Fund” at the end of the sentence that begins, “[t]he Fund intends to limit its investments . . . .”

Response: The requested change has been made.

Fees and Expenses, p. 11

36.

Comment: Under “Management Fee” the registration statement states, “the Fund pays the Adviser a monthly Management Fee equal to 1.50% of the average daily net assets of the Fund.” Please clarify that 1.50% is an annualized rate, if accurate. Please also clarify if the Administration fee is also based on an annualized rate.

Response: The requested changes have been made.

37.

Comment: The third paragraph explains that for more information about the Administrator services and fees to see “Administration.” However, that section appears to be “Services,” on page 42 of the prospectus. Please reconcile.

Response: The section reference to “Administration” has been replaced with a reference to “Services.”

Periodic Repurchase Offers, p. 12-13

38.

Comment: With respect to the paragraph which begins, “[a] Shareholder who tenders some but not all of its Shares . . . ,” please provide an analysis as to why the proposed language does not violate the prohibition on discrimination against shareholders in Section 23(c)(3).

Response: The referenced disclosure has been deleted.

Summary of Fund Expenses

Fee Table, p. 15

39.	Comment: Please replace “and to adopt” in Footnote (3) with “which would allow the Fund to adopt.”

Response: The Fund has revised the disclosure to read as follows:

“The Fund has applied for exemptive relief from the SEC permitting it to offer multiple classes of Shares ~~and to adopt~~, which would allow the Fund to operate under a shareholder servicing plan for Class II Shares and a distribution and service plan (pursuant to Rule 12b-1 under the 1940 Act) for Class III Shares.”

40.

Comment: With respect to the last sentence in Footnote (5) that begins, “[t]he Expense Limitation Agreement will continue in effect,” please disclose that only the Fund’s board may terminate or amend the expense waiver/reimbursement agreement during the one year period. If the adviser can unilaterally terminate the agreement before the one-year period expires, the waiver/expense reimbursement captions cannot be included in the Fee Table.

Response: The Fund has revised the referenced disclosure as follows:

“The Expense Limitation Agreement is expected to continue in effect ~~for at least one year from the effective date of the Prospectus~~ through July 31, 2022, and will renew automatically for successive periods of one year thereafter, unless written notice of termination is provided by the Adviser to the Fund not less than 10 days prior to the end of the then-current term. The Board may terminate the Expense Limitation Agreement at any time on not less than 10 days prior notice to the Adviser, and the Expense Limitation Agreement may be amended at any time only with the consent of both the Adviser and the Board.”

Accounting Comments

41.	Comment: The filing will require seed financial statements, auditor opinion, and auditor consent prior to effectiveness. Additional review by Staff is required.

Response: The Fund acknowledges the Staff’s comment and notes that the Fund intends to include all required information and exhibits to the Registration Statement in one or more pre-effective amendments filed prior to effectiveness.

42.

Comment: With respect to the expense example on page 16, amounts calculated assume the waiver applies to all periods shown. The waiver is a one-year waiver, renewable at the adviser’s option, per the footnotes to the Fee Table. Table should be revised to calculate waiver for only year one.

Response: The requested change has been made.

43.

Comment: Expense example shows impact of early redemption fee. This fee is not applicable to periods greater than 364 days, per the notes to the Fee Table. Please revise all calculations removing the impact of the redemption fee.

Response: The requested change has been made.

44.	Comment: Staff is unable to recalculate amounts for Class III. Please ensure amounts presented are accurate after applying changes noted to redemption fees and adviser waiver.

Response: The requested change has been made.

General Risks

Regulatory Risks of Private Investment Companies, pp. 24-25

45.

Comment: Please delete the first sentence of the second paragraph that begins, “[a]dditionally, while the Fund will actively monitor its investments . . . .” If the fund will invest/invests more than 15% of its net assets in hedge funds and private equity funds that rely on sections 3(c)(1) or 3(c)(7), please disclose that the fund will impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard.

Response: The requested change has been made.

Amount or Frequency of Distributions Not Guaranteed, pp. 27-28

46.

Comment: In the second paragraph, the registration statement notes the Fund may return all or a substantial portion of the proceeds from the offering of Shares ... which may constitute a “return of your capital.” It also discusses what “return of capital” means. Please include this language on the cover page, in the summary section, and in all other relevant sections discussing “return of capital” as a source for financing cash distributions to Shareholders.

Response: The requested change has been made.

Investment-Related Risks, pp. 30-33

47.

Comment: Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. For example, one might expect that hedging and foreign investment risks would be higher than Brexit risk.

Response: The requested change has been made.

48.	Comment: With respect to “Concentration of Investments,” the SAI states the Fund will not concentrate. Please reconcile this disclosure with the Fund’s fundamental policy on concentration.

Response: The Fund has revised the referenced disclosure as follows:

“Except to the extent required by applicable law and the Fund’s fundamental policies, there are no limitations imposed by the Adviser as to the amount of Fund assets that may be invested in (i) any one geography, (ii) any one Fund Investment, (iii) in a Fund Investment managed by a particular general partner or its affiliates, (iv) indirectly in any single industry or (v) in any issuer.”

49.

Comment: With respect to “Derivatives and Hedging,” please disclose each type of derivative in which the Fund may invest as a principal strategy tailored specifically to how the Fund expects to use each specific derivative also describing their risks. See, Barry Miller Letter to ICI, July 30, 2010.

Response: The Fund does not intend to use derivatives as a principal investment strategy. Accordingly, the referenced disclosure has been deleted.

50.

Comment: With respect to “Foreign Investments and Emerging Markets Risk,” if the Fund intends to invest 10% or more of its assets in foreign securities that are not publicly traded in the U.S., concisely address in the prospectus, where applicable, the risks associated with: (1) the difficulty in obtaining or enforcing a court judgment abroad; (2) reduced levels of publicly available information concerning issuers; (3) difficulties in effecting the repatriation of capital invested abroad; and (4) foreign withholding taxes. See Guidelines for Form N-2, Guide 9.

Response: The requested changes have been made.

Special Risks Pertaining to Investment in Portfolio Funds, p. 33-35

51.	Comment: Please ensure that this section addresses risks associated with all Portfolio Funds and not just those that rely on Sections 3(c)(1) or 3(c)(7).

Response: The requested change has been made.

52.	Comment: With respect to “Consortium or offsetting investments,” please explain “consortia” in plain English.

Response: The Fund has revised the referenced disclosure as follows:

“The Portfolio Fund Managers may work with other Portfolio Fund Managers to invest collectively in ~~consortia~~ the same underlying company, which could result in increased concentration risk where multiple Portfolio Funds in the Fund’s portfolio each invest in a particular underlying company.”

53.	Comment: The second sentence in the “Consortium or offsetting investment” section begins “[i]n other situations.” Please explain what situations call for offsetting positions.

Response: The Fund has revised the referenced disclosure as follows:

“In ~~other situations~~ addition, Portfolio Funds may hold economically offsetting positions, including, for example, where Portfolio Funds have independently taken opposing positions (e.g., long and short) in an investment or due to hedging by Portfolio Fund Managers.”

Management of the Fund

Management Team - Primark, p. 39

54.

Comment: In the first sentence in this section, if accurate, please change to “[t]he personnel who currently ‘are jointly and primarily responsible’ . . . .” and include information for each portfolio manager as required by Form N-2, Item 9.

Response: The requested change to first sentence of this section has been made. The Fund confirms that the information required by Form N-2 has been provided for each portfolio manager.

Management Fee

Compensation, p. 40

55.

Comment: Please state the SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers, and the portfolio managers’ ownership of securities in the Fund. See Form N-2, Item 9.

Response: The requested changes have been made.

Distributor

Plan of Distribution, p. 40

56.	Comment: The first sentence states, “[t]he Fund continuously offers the Shares at their NAV.” Please disclose the date by which investor must pay for securities. See Form N-2, Item 5.

Response: The Fund has added disclosure to the “Purchasing Shares” section of the Prospectus indicating when an investor must pay for Shares.

Dividend Reinvestment

Dividend Reinvestment Plan, p. 45

57.

Comment: In connection with the dividend reinvestment plan, briefly discuss the type and amount of fees, commissions, and expenses payable by participants in connection with the plan; and if a cash purchase plan option is available, any minimum or maximum investment required. See Form N-2, Item 10.

Response: The Fund respectfully submits that it does not have a dividend reinvestment plan. The Fund notes that the mechanism for reinvestment of dividends at NAV is described in the “Dividend Reinvestment” section of the Prospectus. Unless the Shareholder instructs the Administrator otherwise, a Shareholder’s dividends and capital gain distributions will automatically be reinvested in additional Shares of the corresponding class, which will be issued at the net asset value per Share determined as of the ex-dividend date. No fees, commissions or expenses will be charged to participants in connection with reinvestment and no cash purchase plan option will be available. Accordingly, no additional changes to the disclosure have been made.

Periodic Repurchase Offers

Fundamental Policy, p. 46

58.

Comment: With respect to the first sentence of the second paragraph beginning, “[t]he Fund has adopted . . . a fundamental policy . . . requiring the Fund to offer to repurchase at least 5% and up to 25%,” please note that shares are repurchased with cash. See Rule 23c-3(b)(1).

Response: The requested change has been made.

Repurchase Dates, p. 46

59.

Comment: Please disclose the facts that the board, in the exercise of its fiduciary duty, will consider in determining when and if to make such repurchases, including how frequently the board will consider making repurchases. See Guidelines for Form N-2, Guide 2.

Response: The Fund respectfully submits that it will conduct quarterly repurchase offers in accordance with its fundamental policy adopted pursuant to Rule 23c-3 under the 1940 Act. Except in the limited circumstances described in Rule 23c-3, the Board will not have discretion to determine whether or when the Fund conducts quarterly repurchase offers. Under Rule 23c-3, the Board will consider the amount of Shares to repurchase pursuant to the Fund’s fundamental policy, so long as such amount is between 5% and 25% of the outstanding Shares of the Fund.

Statement of Additional Information

Investment Management and Other Services, p. 73-75

60.

Comment: With respect to “Compensation of the Management Team,” please disclose the name, title, length of service and past 5 years business experience for persons involved in Fund’s daily management. See Form N-2, Item 18.

Response: The Fund confirms that the requested information has been provided in the Prospectus.

Part C: Other Information

Item 25. Financial Statements and Exhibits, p. 78

61.	Comment: Please confirm that the information “to be filed by amendment” will be included in a pre-effective amendment and/or included as of the date of effectiveness of this registration statement.

Response: The Fund so confirms.

*        *        *

We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 951-7326.

Very truly yours,

/s/ Nathan D. Somogie
Nathan D. Somogie

cc:	Michael Bell, Primark Advisors LLC

Gregory C. Davis, Ropes & Gray LLP

Paulita A. Pike, Ropes & Gray LLP